SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 21, 2016

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, April 21, 2016 regarding “Ericsson first quarter report 2016”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: April 21, 2016

FIRST QUARTER

REPORT 2016

Stockholm, April 21, 2016

FIRST QUARTER HIGHLIGHTS		Read more (page)

•	Sales as reported decreased by -2% YoY. Sales, adjusted for comparable units and currency, decreased by -1% YoY.	3

•	Sales declined following weak development in Europe and a weak macro-economic environment in some emerging markets.	3

•	Sales grew in North America, Mainland China and in South East Asia.	3

•	IPR licensing revenues grew YoY, mainly driven by recently signed contracts which included certain one-time items.	3

•	Gross margin declined to 33.3% (35.4%), mainly due to lower margins in Global Services, higher share of mobile broadband coverage projects in parts of Asia and lower software sales in IP and core networks.	3

•	Operating margin increased to 6.7% (4.0%) YoY, driven by improvements in Networks, partly offset by lower profitability in Global Services.	4

•	In addition to the SEK 9 b. global cost and efficiency program, measures were started in the quarter to adapt the operations to current mobile broadband project volumes. Therefore, the estimate for 2016 restructuring charges increases to SEK 4-5 b. from previous SEK 3-4 b.	3

•	The company today announces structural changes to further accelerate strategy execution and drive efficiency and growth harder across the company.	2

•	Cash flow from operating activities was SEK -2.4 (-5.9) b.	9

SEK b.	Q1 2016	Q1 2015	YoY change	Q4 2015	QoQ change
Net sales	52.2	53.5	-2%	73.6	-29%
Sales growth adj. for comparable units and currency	—	—	-1%	—	-28%
Gross margin	33.3%	35.4%	—	36.3%	—
Gross margin excluding restructuring charges	33.9%	36.3%	—	36.6%	—
Operating income	3.5	2.1	63%	11.0	-69%
Operating income excluding restructuring charges	4.1	2.7	50%	11.7	-65%
Operating margin	6.7%	4.0%	—	15.0%	—
Operating margin excluding restructuring charges	7.9%	5.1%	—	16.0%	—
Net income	2.1	1.5	45%	7.0	-70%
EPS diluted, SEK	0.60	0.40	50%	2.15	-72%
EPS (Non-IFRS), SEK 1)	0.87	0.77	13%	2.50	-65%
Cash flow from operating activities	-2.4	-5.9	-60%	21.9	-111%
Net cash, end of period 2)	36.5	39.7	-8%	41.2	-11%

1)	EPS, diluted, excl. amortizations and write-downs of acquired intangible assets, and restructuring.
2)	The definition of Net cash is changed to exclude post-employment benefits, see accounting policies page 24.

1      Ericsson  |  First Quarter Report 2016

CEO COMMENTS

Sales, adjusted for comparable units and currency, were stable YoY. Growth in North America, Mainland China and South East Asia was offset by weak development in Europe and some emerging markets. Profitability increased YoY, driven by improvements in Networks while Global Services had a challenging quarter.

Business

Segment Networks sales declined slightly YoY. A continued weak macro-economic environment impacted sales negatively in some emerging markets in the Middle East and Latin America. In addition, sales in Europe were down primarily driven by completion of mobile broadband projects in 2015. Mobile broadband sales in North America and South East Asia grew and the fast pace of 4G deployments in Mainland China continued. IPR licensing revenues grew YoY, mainly driven by recently signed contracts which included certain one-time items. Software sales in IP and core networks declined.

Sales in segment Global Services declined YoY. This was mainly due to lower Network Rollout activities in Europe and Latin America. Professional Services sales were stable with growth in Consulting and Systems Integration driven by transformation projects and stable Managed Services sales with 21 contracts signed in the quarter.

Sales in Support Solutions increased YoY due to higher IPR licensing revenues. The underlying demand remains strong in OSS and BSS as data growth and increased focus on customer experience drives operators to transform their OSS and BSS solutions.

Profitability

Gross margin declined despite higher IPR licensing revenues. The main reasons were lower margins in Global Services, a higher share of mobile broadband coverage projects in parts of Asia and lower software sales in IP and core networks. Operating margin increased YoY to 6.7% (4.0%), driven by reduced operating expenses and a positive currency effect.

Segment Networks operating margin improved through higher profitability in Radio supported by growth in IPR licensing revenues. Global Services had a challenging quarter partly due to lower mobile broadband coverage activities, leading to temporarily larger losses in Network Rollout. In addition, Professional Services margin declined as a large number of systems integration transformation projects are in a start-up phase.

Cash flow

We ended the quarter with a negative cash flow from operating activities of SEK -2.4 b. which is a significant improvement compared with a year ago. As cash flow is volatile between quarters it should be viewed on a full-year basis. Our full-year cash conversion target of more than 70% remains.

Focus 2016

When announcing the year-end results 2015, we presented three focus areas for 2016. The first focus area relates to our Core business where we will capture business opportunities in 4G and extend our leadership in 5G. At the Mobile World Congress (MWC) in Barcelona in March, we demonstrated our 5G leadership both technically and commercially through 21 customer contracts as well as industry and academia research cooperation.

The second focus area for 2016 is to improve profitability in the targeted growth areas. Sales in these areas showed growth mainly driven by professional services. We will continue to put stronger focus on software sales and recurring business to increase profitability.

The third focus area for 2016 is to improve cost and efficiency in order to stay competitive across the entire business.

The global cost and efficiency program is progressing according to plan and contributed with savings of SEK 0.5 b. in operating expenses in the quarter. We are confident in our ability to achieve net annual savings of SEK 9 b. during 2017 compared with 2014.

In the quarter, we began to take additional measures beyond the SEK 9 b. cost and efficiency program. Hence, we are adapting our operations to current mobile broadband project volumes, which primarily impacts service delivery. The additional measures are reflected in an increased estimate for the 2016 restructuring charges.

Structural changes

We are today announcing structural changes to further accelerate strategy execution and drive efficiency and growth even harder across the company. We will create a leaner, more fit for purpose, organization to cater to the needs of different customer segments and to faster capture market opportunities. As 5G, the Internet of Things and Cloud drive the next phase of industry development, the time is right to make this change.

The new structure will have five business units and one dedicated customer group for Industry & Society, in line with the company focus on core business, targeted growth areas and cost and efficiency. The changes will make it easier for our customers to do business with us, whether they are operators, media companies or other industries.

We are not satisfied with our overall growth and profitability development over the past years and I am convinced this will make us more competitive and enable us to grow both our company and our earnings.

Hans Vestberg

President and CEO

2      Ericsson  |  First Quarter Report 2016

FINANCIAL HIGHLIGHTS

SEK b.	Q1 2016	Q1 2015	YoY change	Q4 2015	QoQ change
Net sales	52.2	53.5	-2%	73.6	-29%
Of which Networks	25.8	26.4	-2%	37.3	-31%
Of which Global Services	23.0	23.9	-4%	30.7	-25%
Of which Support Solutions	3.4	3.1	10%	5.6	-40%
Of which Modems	—	0.1	—	—	—
Gross income	17.4	19.0	-8%	26.7	-35%
Gross margin (%)	33.3%	35.4%	—	36.3%	—
Research and development expenses	-7.5	-8.5	-12%	-7.9	-6%
Selling and administrative expenses	-6.7	-7.1	-6%	-8.0	-16%
Other operating income and expenses	0.3	-1.2	—	0.3	7%
Operating income	3.5	2.1	63%	11.0	-69%
Operating margin	6.7%	4.0%	—	15.0%	—
for Networks	11%	2%	—	19%	—
for Global Services	3%	7%	—	8%	—
for Support Solutions	7%	3%	—	30%	—
for Modems	—	0%	—	—	—
Financial net	-0.5	-0.1	—	-0.7	-36%
Taxes	-0.9	-0.6	45%	-3.3	-73%
Net income	2.1	1.5	45%	7.0	-70%
Restructuring charges	-0.6	-0.6	3%	-0.7	-10%

FIRST QUARTER COMMENTS

Net sales

Sales as reported decreased by -2% YoY. Sales, adjusted for comparable units and currency, decreased by -1%.

Segment Networks sales declined slightly YoY. A weak macro-economic environment impacted sales negatively in some emerging markets in the Middle East and Latin America. In addition, sales in Europe were down primarily driven by completion of mobile broadband projects in 2015. Mobile broadband sales in North America grew and the fast pace of 4G deployments in Mainland China continued. IPR licensing revenues grew YoY, mainly driven by recently signed contracts which included certain one-time items. Software sales in IP and core networks declined.

Sales dropped in segment Global Services YoY. This was mainly due to lower Network Rollout activities in Europe and Latin America. Professional Services sales were stable with growth in Consulting and Systems Integration driven by transformation projects. Managed Services sales were stable with 21 contracts signed in the quarter.

Sales in Support Solutions increased YoY due to higher IPR licensing revenues. Software sales in OSS and BSS declined. However, the underlying demand remains strong in OSS and BSS as data growth and increased focus on customer experience drives operators to transform their OSS and BSS solutions.

Group sales as reported decreased by -29% QoQ following a seasonally strong Q4 and lower IPR licensing revenues.

Gross margin

Gross margin declined YoY despite higher IPR licensing revenues and increased capacity sales in North America. Lower margin in Global Services, higher share of mobile broadband coverage projects in parts of Asia and lower software sales in IP and core networks impacted gross margin negatively.

Gross margin declined sequentially, mainly due to lower IPR licensing revenues, higher share of services sales and lower margin in Global Services.

Restructuring charges and cost and efficiency program

Restructuring charges were stable YoY and declined QoQ.

The global cost and efficiency program is progressing according to plan. The target remains, to achieve net annual savings of SEK 9 b. during 2017 relative to 2014.

In the quarter, the company began to take additional measures beyond the cost and efficiency program, impacting primarily service delivery. With current visibility, total restructuring charges for 2016 are estimated to be SEK 4-5 b. compared with previous estimate of SEK 3-4 b.

Operating expenses

Operating expenses decreased to SEK 14.2 (15.6) b. due to increased capitalization of development expenses, savings related to the cost and efficiency program and reduced amortizations of intangible assets. Savings related to the cost and efficiency program were SEK 0.5 b. YoY.

3      Ericsson  |  First Quarter Report 2016

Other operating income and expenses

Other operating income and expenses improved YoY. The revaluation and realization effects of currency hedge contracts were SEK 0.2 b. This is to be compared with SEK -0.1 b. in Q4 2015 and SEK -1.4 b. in Q1 2015.

The main part of the currency hedge contract balance is in USD. The SEK strengthened against the USD between Dec 31, 2015 (SEK/USD rate 8.40) and March 31, 2016 (SEK/USD rate 8.10).

Operating income

Operating income increased YoY, supported by reduced operating expenses, a positive effect from currency hedge contracts and increased IPR licensing revenues. The increase in operating income was partly offset by a lower gross income.

Operating income decreased QoQ due to lower sales, lower IPR licensing revenues and lower gross margin. The decrease in operating income was partly offset by reduced operating expenses.

Financial net

Financial net decreased YoY mainly due to negative revaluation effects of foreign currency. Financial net improved QoQ following lower financial expenses.

Taxes

The tax rate was stable YoY and declined slightly QoQ.

Net income and EPS

Net income and EPS diluted increased YoY following higher operating income and decreased QoQ. EPS diluted was SEK 0.60 (0.40), EPS (Non-IFRS) was SEK 0.87 (0.77).

Employees

The number of employees on March 31, 2016 was 115,300 compared with 116,281 on Dec 31, 2015. Reductions as part of the global cost and efficiency program continued. However, the number of Ericsson services professionals remained unchanged at 66,000 on March 31, 2016.

Modems

The discontinuation of the modems business was completed in Q3 2015.

4      Ericsson  |  First Quarter Report 2016

REGIONAL SALES

	First quarter 2016				Change
SEK b.	Networks	Global Services	Support Solutions	Total	YoY	QoQ
North America	6.3	6.1	0.8	13.2	8%	-23%
Latin America	2.0	1.8	0.2	4.0	-12%	-34%
Northern Europe and Central Asia	1.3	0.8	0.1	2.2	-18%	-22%
Western and Central Europe	1.3	2.5	0.1	4.0	-17%	-26%
Mediterranean	1.5	2.7	0.1	4.3	-14%	-38%
Middle East	1.4	1.9	0.3	3.6	-21%	-41%
Sub-Saharan Africa	0.9	1.1	0.2	2.1	-2%	-26%
India	1.3	1.2	0.2	2.7	-24%	-15%
North East Asia	3.5	1.9	0.1	5.6	-7%	-37%
South East Asia and Oceania	3.2	1.9	0.1	5.2	22%	-2%
Other 1)	3.1	1.1	1.2	5.4	43%	-40%

Total	25.8	23.0	3.4	52.2	-2%	-29%

1)	Region “Other” includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

North America

Sales grew in comparison with a weak first quarter 2015, driven by increased mobile broadband capacity investments to cater to mobile data traffic growth. The need for ICT transformation remains and is creating opportunities in Support Solutions and Professional Services.

Latin America

Mobile broadband investments continued to decline, impacted by local currency depreciation. However, mobile broadband investments in Mexico increased YoY.

Northern Europe and Central Asia

The mobile broadband investments in Russia continued to be weak. Professional Services grew, primarily in the Nordics, where managed services and ICT transformation were the main drivers.

Western and Central Europe

After a period of significant investments in network build-out, operators are moving focus to invest in capacity and quality in order to improve end-user experience. This resulted in a mobile broadband sales decline compared with last year. Professional services sales remained stable.

Mediterranean

Sales declined due to lower investments in mobile broadband infrastructure as major projects were completed. ICT transformation for TV & Media developed favorably.

Middle East

Networks sales declined due to lower infrastructure investments, driven by a challenging macro-economic environment partly linked to lower oil prices.

Sub-Saharan Africa

Mobile broadband sales increased somewhat as certain markets are investing in network modernization and introduction of 4G. Global Services sales decreased, mainly as a result of de-scoping of managed services contracts in a few markets.

India

4G deployments started at the end of 2015, however, overall mobile broadband sales slowed as a result of delays in spectrum auctions and spectrum trading deals between operators. The positive development in Professional Services continued.

North East Asia

4G deployments in Mainland China continued as projected, while core network deployments were slower than a year ago. Japan had a strong quarter mainly due to fiscal year-end investments. In Korea, investments slowed further due to delayed spectrum auctions.

South East Asia and Oceania

Sales growth was primarily driven by mobile broadband expansion in Bangladesh. Professional Services developed favorably, mainly driven by Managed Services. Support Solutions developed positively, driven by OSS and BSS transformation projects, primarily in Australia.

Other

IPR licensing revenues grew YoY, mainly driven by recently signed contracts which included certain one-time items.

5      Ericsson  |  First Quarter Report 2016

SEGMENT RESULTS

NETWORKS

SEK b.	Q1 2016	Q1 2015	YoY change	Q4 2015	QoQ change
Net sales	25.8	26.4	-2%	37.3	-31%
Sales growth adj. for comparable units and currency	—	—	-3%	—	-30%
Operating income	2.7	0.6	362%	7.2	-62%
Operating income excluding restructuring charges	3.0	0.8	296%	7.4	-59%
Operating margin	11%	2%	—	19%	—
Operating margin excluding restructuring charges	12%	3%	—	20%	—
EBITA margin	11%	5%	—	21%	—
Restructuring charges	-0.3	-0.2	71%	-0.3	14%

Net sales

Sales as reported decreased by -2% YoY mainly due to lower software sales in IP and core networks as well as lower mobile broadband investments in India following a delayed spectrum auction. In North America, mobile broadband sales grew driven by capacity investments. 4G deployments in Mainland China continued at a fast pace. IPR licensing revenue grew YoY.

Sales growth was strong in some emerging markets such as Mexico and Bangladesh. Other emerging markets, such as Brazil and parts of the Middle East, remained weak, negatively impacted by a weak macro-economic environment. Sales in Europe declined YoY as major projects were completed in 2015. Sales, adjusted for comparable units and currency, decreased by -3% YoY.

Sales decreased QoQ, following a seasonally strong Q4 2015. The decrease was mainly due to lower IPR licensing revenues and lower sales in Mainland China and in North America. Sequentially, the business mix was unchanged, with a large share of hardware sales.

In the quarter, Ericsson announced the acquisition of NodePrime, a software platform development company. The acquisition aims to strengthen Ericsson’s leadership in next- generation software-defined infrastructure.

Deliveries of Ericsson Radio System started at the end of 2015 and will scale to address all regions and ramp to larger volumes during the latter part of this year.

Operating income and margin

Operating income and margin increased YoY mainly due to higher IPR licensing revenues, lower operating expenses, higher mobile broadband capacity sales in North America and a positive effect from currency hedge contracts. This was partly offset by lower software sales in IP and core networks and a higher share of coverage business in emerging markets.

Sequentially, operating income and margin decreased due to lower sales and lower IPR licensing revenues.

The effect of currency hedge contracts was positive at SEK 0.2 (-1.1) b. in the quarter. In Q4 2015, the effect of currency hedge contracts was negative at SEK -0.2 b.

6      Ericsson  |  First Quarter Report 2016

GLOBAL SERVICES

SEK b.	Q1 2016	Q1 2015	YoY change	Q4 2015	QoQ change
Net sales	23.0	23.9	-4%	30.7	-25%
Of which Professional Services	17.9	18.1	-1%	23.1	-22%
Of which Managed Services	7.4	7.5	-2%	8.2	-10%
Of which Network Rollout	5.1	5.8	-12%	7.6	-33%
Sales growth adj. for comparable units and currency	—	—	0%	—	-23%
Operating income	0.6	1.7	-62%	2.5	-75%
Of which Professional Services	1.3	2.1	-39%	2.7	-52%
Of which Network Rollout	-0.6	-0.4	52%	-0.2	257%
Operating margin	3%	7%	—	8%	—
for Professional Services	7%	12%	—	12%	—
for Network Rollout	-13%	-7%	—	-2%	—
Operating income excluding restructuring charges	1.0	2.1	-54%	2.7	-65%
Operating margin excluding restructuring charges	4%	9%	—	9%	—
EBITA margin	4%	8%	—	9%	—
Restructuring charges	-0.3	-0.4	-25%	-0.2	48%

Net sales

Sales as reported decreased -4% YoY, with a decline in Network Rollout due to lower mobile broadband coverage activities in Europe and Latin America. Professional Services sales were stable with growth in Consulting and Systems Integration driven by transformation projects. Managed Services sales were stable with 21 contracts signed in the quarter. Sales, adjusted for comparable units and currency, were flat YoY.

Sales decreased by -25% QoQ following a strong Q4.

Operating income and margin

Operating income decreased YoY in Global Services with reduced profitability in both Network Rollout and Professional Services.

While the underlying profitability in Network Rollout remained stable, lower volumes in mobile broadband rollout led to temporary losses due to under-absorption of resources.

Professional Services margin declined as a large number of systems integration transformation projects are in a start-up phase.

To improve profitability, additional measures are being taken to adapt the service delivery operations to current mobile broadband project volumes.

	Q1 2016	Q1 2015	Full year 2015
Number of signed Managed Services contracts	21	27	101
Number of signed significant consulting & systems integration contracts 1)	13	13	66

1)	In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.

7      Ericsson  |  First Quarter Report 2016

SUPPORT SOLUTIONS

SEK b.	Q1 2016	Q1 2015	YoY change	Q4 2015	QoQ change
Net sales	3.4	3.1	10%	5.6	-40%
Sales growth adj. for comparable units and currency	—	—	5%	—	-39%
Operating income	0.2	0.1	190%	1.7	-86%
Operating income excluding restructuring charges	0.3	0.1	—	1.9	—
Operating margin	7%	3%	—	30%	—
Operating margin excluding restructuring charges	8%	3%	—	34%	—
EBITA margin	15%	10%	—	34%	—
Restructuring charges	0.0	0.0	16%	-0.2	-90%

Net sales

Sales as reported increased 10% YoY, due to higher IPR licensing revenues. Software sales in OSS and BSS declined due to lower software licenses sales in the quarter. The overall transition of business models, from traditional telecom software licenses to recurrent license revenue deals, continues. The underlying demand remains strong in OSS and BSS as data growth and increased focus on customer experience drives operators to transform their OSS and BSS solutions.

TV & Media sales were flat YoY with contribution from the recent acquisition of Envivio, a global leader in software-based video encoding. In the IP transformation of the media industry there is a high level of engagement around next-generation TV and Media platforms. Ericsson is well positioned through the cloud-based video storage and TV platform solutions.

Sales, adjusted for comparable units and currency, increased by 5%.

Sales declined QoQ following a seasonally strong Q4.

Operating income and margin

Operating income and margin improved YoY, mainly driven by increased IPR licensing revenues.

The effect of currency hedge contracts was SEK 0.0 (-0.1) b.

8      Ericsson  |  First Quarter Report 2016

CASH FLOW

SEK b.	Q1 2016	Q1 2015	Q4 2015
Net income reconciled to cash	3.6	3.1	11.0
Changes in operating net assets	-6.0	-9.0	10.9
Cash flow from operating activities	-2.4	-5.9	21.9
Cash flow from investing activities	-1.0	-2.1	-12.8
Cash flow from financing activities	0.1	0.9	-0.7
Net change in cash and cash equivalents	-4.3	-5.7	6.3
Cash conversion (%)	-65%	-188%	200%

Cash flow from operating activities was SEK -2.4 (-5.9) b. Compared with last year, cash flow from operating activities has improved despite payouts of short-term variable compensation (such payouts were made in the second quarter last year). The improvement is mainly related to stable pace of deployments in Mainland China, capacity sales in North America and higher IPR licensing payments.

Cash outlays of SEK 0.5 b. related to restructuring charges were made in the quarter.

Cash flow from investing activities was impacted by investments in property, plant and equipment of SEK -1.5 b., related to continued investments in Global ICT centers. In addition capitalized development expenses of SEK -1.2 b. were made. Cash flow from financing activities amounted to SEK 0.1 b in the quarter.

Working capital KPIs, number of days	Jan-Mar 2016	Jan-Dec 2015	Jan-Sep 2015	Jan-Jun 2015	Jan-Mar 2015
Sales outstanding (target: <90)	108	87	113	112	125
Inventory (target:<65)	80	64	72	74	82
Payable (target:>60)	58	53	55	57	64

9      Ericsson  |  First Quarter Report 2016

FINANCIAL POSITION

SEK b.	Mar 31 2016	Mar 31 2015	Dec 31 2015
+ Short-term investments	25.1	30.8	26.0
+ Cash and cash equivalents	35.9	35.3	40.2
Gross cash	61.0	66.1	66.3
- Interest bearing liabilities	24.5	26.3	25.1
Net cash	36.5	39.7	41.2
Equity	145.6	149.1	147.4
Total assets	280.3	303.0	284.4
Capital turnover (times)	1.1	1.1	1.3
Return on capital employed (%)	6.9%	5.8%	11.6%
Equity ratio (%)	52.0%	49.2%	51.8%
Return on equity (%)	5.4%	3.6%	9.3%

Net cash decreased by SEK 4.7 b. in the quarter as a result of increased working capital and investing activities. Total net cash position was SEK 36.5 b.

The definition of Net cash was changed to exclude post-employment benefits. For a definition, see accounting policies page 24. Post-employment benefits were SEK 25.7 b. compared with SEK 22.7 b. Dec 31, 2015, following lower discount rates.

The average maturity of long-term borrowings as of March 31, 2016, was 4.5 years, compared with 5.6 years 12 months earlier.

Debt maturity profile, Parent Company

10      Ericsson  |  First Quarter Report 2016

PARENT COMPANY

Income after financial items was SEK 0.4 (1.9) b. The decrease was mainly due to lower recognized dividends from subsidiaries than a year ago.

Major changes in the Parent Company’s financial position for the period; decreased cash, cash equivalents and short-term investments of SEK 4.0 b. and decreased current and non-current liabilities to subsidiaries of SEK 4.9 b. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 44.7 (49.6) b.

The Parent Company has recognized dividends from subsidiaries of SEK 0.2 b. in the quarter.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 3,065,164 shares from treasury stock were distributed to employees or sold during the first quarter. The holding of treasury stock at March 31, 2016, was 46,302,477 Class B shares.

11      Ericsson  |  First Quarter Report 2016

OTHER INFORMATION

Ericsson and Adaptix have reached a settlement agreement resolving all of the remaining pending litigations

As disclosed in the 2015 Annual Report, Ericsson is involved in several patent infringement lawsuits against Adaptix Inc. who has filed several suits in the Eastern District of Texas in the US and the Tokyo District Court in Japan, alleging that Ericsson infringe patents assigned to Adaptix.

In January 2016, the Tokyo District Court found that Ericsson did not infringe the asserted patent. As Adaptix did not appeal within the term for appeal to the High Court, the judgment became final. In March 2016, Adaptix and Ericsson reached a settlement agreement, resolving all of the remaining pending litigations.

Patent infringement lawsuit against Micromax

As previously reported, Ericsson filed in 2013 a patent infringement lawsuit in the Delhi High Court against Indian handset company Micromax. As part of its defense, Micromax filed a complaint with the Competition Commission of India (CCI) which the CCI referred to the Director General’s Office for an in-depth investigation. In January 2014, the CCI opened another investigation against Ericsson based on claims made by Intex Technologies (India) Limited. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court. On March 30, 2016, the Delhi High Court issued an order finding that the CCI has jurisdiction. Ericsson is appealing that order to the Division Bench of the Delhi High Court.

POST-CLOSING EVENTS

Ericsson to acquire NodePrime to accelerate software-defined infrastructure

On April 5, 2016, Ericsson announced its intention to further invest in NodePrime to acquire 100% of its operations and talents based in San Francisco. NodePrime’s platform is already integrated in Ericsson Hyperscale Datacenter System 8000. The platform enables data-driven automated decisions, driving complex, massive-scale configuration. The acquisition is strategic to Ericsson’s cloud offering.

Resolutions at the AGM

On April 13, 2016, Ericsson held its AGM in Stockholm. The proposed dividend of SEK 3.70 per share was approved by the AGM. In accordance with the proposal of the Nomination Committee, Leif Johansson was reelected Chairman of the Board of Directors.

Nora Denzel, Börje Ekholm, Ulf J. Johansson, Kristin Skogen Lund, Sukhinder Singh Cassidy, Hans Vestberg and Jacob Wallenberg were re-elected to the Board and Kristin S. Rinne and Helena Stjernholm were elected new Board members.

In accordance with the Board of Directors’ proposal, the AGM resolved to approve the Guidelines for remuneration to Group management.

Ericsson completed acquisition of Ericpol

On April 20, 2016, Ericsson completed the acquisition of Ericpol’s operations in Poland and Ukraine. Ericpol has been a supplier to Ericsson for over 20 years in the area of software development, during which time Ericsson has been Ericpol’s largest customer. Approximately 2,300 employees in Poland and Ukraine will join Ericsson. The closing follows the announcement on October 15, 2015 that Ericsson was entering into an agreement to purchase Ericpol’s Polish and Ukrainian operations.

12      Ericsson  |  First Quarter Report 2016

RISK FACTORS

Ericsson’s operational and financial risk factors and uncertainties are described in our Annual Report 2015.

Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include, but are not limited to:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs;

•	Effects on gross margins of the business mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	New JV arrangements or partnerships which may not be successful and expose us to future costs;

•	Changes in foreign exchange rates, in particular USD;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;
•	No guarantees that specific restructuring or cost-savings initiatives will be sufficient, successful or executed in time to deliver any improvements in short-term earnings;

•	Cyber security incidents, which may have material negative impact.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.

Stockholm, April 21, 2016

Telefonaktiebolaget LM Ericsson

Hans Vestberg, President and CEO

Org. Nr 556016-0680

This report has not been reviewed by Telefonaktiebolaget LM Ericsson’s auditors.

Date for next report: July 19, 2016

13      Ericsson  |  First Quarter Report 2016

EDITOR’S NOTE

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), April 21, 2016. A financial analyst, investor and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/press

For further information, please contact:

Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,
Head of Investor Relations
Phone:	+46 10 714 64 49, +46 70 575 29 06
E-mail:	peter.nyquist@ericsson.com

Stefan Jelvin, Director,
Investor Relations
Phone:	+46 10 714 20 39, +46 70 986 02 27
E-mail:	stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,
Investor Relations
Phone:	+46 10 713 39 28, +46 73 082 59 28
E-mail:	asa.konnbjer@ericsson.com

Rikard Tunedal, Director,
Investor Relations
Phone:	+46 10 714 54 00, +46 761 005 400
E-mail:	rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,
Head of External Communications
Phone:	+46 10 719 97 27, +46 73 024 48 73
E-mail:	media.relations@ericsson.com

Corporate Communications
Phone:	+46 10 719 69 92
E-mail:	media.relations@ericsson.com

14      Ericsson  |  First Quarter Report 2016

SAFE HARBOR STATEMENT

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

15      Ericsson  |  First Quarter Report 2016

FINANCIAL STATEMENTS AND

ADDITIONAL INFORMATION

16      Ericsson  |  First Quarter Report 2016

CONSOLIDATED INCOME STATEMENT

	Jan-Mar			Jan-Dec
SEK million	2016	2015	Change	2015

Net sales	52,209	53,520	-2%	246,920
Cost of sales	-34,819	-34,556	1%	-161,101

Gross income	17,390	18,964	-8%	85,819
Gross margin (%)	33.3%	35.4%		34.8%

Research and development expenses	-7,485	-8,487	-12%	-34,844
Selling and administrative expenses	-6,720	-7,131	-6%	-29,285

Operating expenses	-14,205	-15,618	-9%	-64,129

Other operating income and expenses	273	-1,240		153
Shares in earnings of JV and associated companies	17	27		-38

Operating income	3,475	2,133	63%	21,805

Financial income	-89	684		525
Financial expenses	-377	-740		-2,458

Income after financial items	3,009	2,077	45%	19,872

Taxes	-903	-623		-6,199

Net income	2,106	1,454	45%	13,673

Net income attributable to:
Stockholders of the Parent Company	1,966	1,319		13,549
Non-controlling interests	140	135		124

Other information
Average number of shares, basic (million)	3,258	3,244		3,249
Earnings per share, basic (SEK) 1)	0.60	0.41		4.17
Earnings per share, diluted (SEK) 1)	0.60	0.40		4.13

1)	Based on Net income attributable to stockholders of the Parent Company.

STATEMENT OF COMPREHENSIVE INCOME

	Jan-Mar		Jan-Dec
SEK million	2016	2015	2015

Net income	2,106	1,454	13,673

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-3,502	-3,211	-2,026
Tax on items that will not be reclassified to profit or loss	953	694	721

Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period	—	—	—
Reclassification adjustments for gains/losses included in profit or loss	—	—	—
Revaluation of other investments in shares and participations
Fair value remeasurement	-4	181	457
Changes in cumulative translation adjustments	-1,133	4,409	-604
Share of other comprehensive income on JV and associated companies	-376	-4	141
Tax on items that may be reclassified to profit or loss	—	—	—

Total other comprehensive income, net of tax	-4,062	2,069	-1,311

Total comprehensive income	-1,956	3,523	12,362

Total comprehensive income attributable to:
Stockholders of the Parent Company	-2,093	3,305	12,218
Non-controlling interest	137	218	144

17      Ericsson  |  First Quarter Report 2016

CONSOLIDATED BALANCE SHEET

SEK million	Mar 31 2016	Dec 31 2015

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	6,349	5,493
Goodwill	40,316	41,087
Intellectual property rights, brands and other intangible assets	8,400	9,316

Property, plant and equipment	16,127	15,901

Financial assets
Equity in JV and associated companies	851	1,210
Other investments in shares and participations	1,090	1,275
Customer finance, non-current	1,663	1,739
Other financial assets, non-current	4,997	5,634

Deferred tax assets	14,117	13,183

	93,910	94,838

Current assets
Inventories	32,252	28,436

Trade receivables	66,701	71,069
Customer finance, current	2,346	2,041
Other current receivables	24,105	21,709

Short-term investments	25,077	26,046
Cash and cash equivalents	35,934	40,224

	186,415	189,525

Total assets	280,325	284,363

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	144,699	146,525
Non-controlling interest in equity of subsidiaries	945	841

	145,644	147,366

Non-current liabilities
Post-employment benefits	25,715	22,664
Provisions, non-current	158	176
Deferred tax liabilities	2,098	2,472
Borrowings, non-current	22,110	22,744
Other non-current liabilities	1,834	1,851

	51,915	49,907

Current liabilities
Provisions, current	3,374	3,662
Borrowings, current	2,414	2,376
Trade payables	21,549	22,389
Other current liabilities	55,429	58,663

	82,766	87,090

Total equity and liabilities	280,325	284,363

Of which interest-bearing liabilities	24,524	25,120
Of which net cash	36,487	41,150

Assets pledged as collateral	2,513	2,526
Contingent liabilities	918	922

18      Ericsson  |  First Quarter Report 2016

CONSOLIDATED STATEMENT

OF CASH FLOWS

	Jan-Mar		Jan-Dec
SEK million	2016	2015	2015

Operating activities
Net income	2,106	1,454	13,673
Adjustments to reconcile net income to cash
Taxes	-1,208	-1,921	-2,835
Earnings/dividends in JV and associated companies	-16	-22	130
Depreciation, amortization and impairment losses	2,097	2,681	10,206
Other	652	944	3,110

	3,631	3,136	24,284

Changes in operating net assets
Inventories	-4,212	-4,019	-366
Customer finance, current and non-current	-251	-258	824
Trade receivables	3,408	2,037	7,000
Trade payables	-617	-1,668	-2,676
Provisions and post-employment benefits	-14	-166	544
Other operating assets and liabilities, net	-4,317	-4,962	-9,013

	-6,003	-9,036	-3,687

Cash flow from operating activities	-2,372	-5,900	20,597

Investing activities
Investments in property, plant and equipment	-1,474	-2,367	-8,338
Sales of property, plant and equipment	44	75	1,301
Acquisitions/divestments of subsidiaries and other operations, net	-108	-58	-2,200
Product development	-1,208	-294	-3,302
Other investing activities	735	118	-543
Short-term investments	1,013	399	5,095

Cash flow from investing activities	-998	-2,127	-7,987

Cash flow before financing activities	-3,370	-8,027	12,610

Financing activities
Dividends paid	-33	-25	-11,337
Other financing activities	94	899	627

Cash flow from financing activities	61	874	-10,710

Effect of exchange rate changes on cash	-981	1,476	-2,664

Net change in cash and cash equivalents	-4,290	-5,677	-764

Cash and cash equivalents, beginning of period	40,224	40,988	40,988

Cash and cash equivalents, end of period	35,934	35,311	40,224

19      Ericsson  |  First Quarter Report 2016

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY

	Jan-Mar		Jan-Dec
SEK million	2016	2015	2015

Opening balance	147,366	145,309	145,309
Total comprehensive income	-1,956	3,523	12,362
Sale/repurchase of own shares	29	46	169
Stock purchase plan	238	198	865
Dividends paid	-33	-25	-11,337
Transactions with non-controlling interests	—	—	-2

Closing balance	145,644	149,051	147,366

CONSOLIDATED INCOME STATEMENT

- ISOLATED QUARTERS

	2016	2015
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Net sales	52,209	73,568	59,161	60,671	53,520
Cost of sales	-34,819	-46,899	-39,110	-40,536	-34,556

Gross income	17,390	26,669	20,051	20,135	18,964
Gross margin (%)	33.3%	36.3%	33.9%	33.2%	35.4%

Research and development expenses	-7,485	-7,921	-8,540	-9,896	-8,487
Selling and administrative expenses	-6,720	-7,996	-6,393	-7,765	-7,131

Operating expenses	-14,205	-15,917	-14,933	-17,661	-15,618

Other operating income and expenses	273	254	80	1,059	-1,240
Shares in earnings of JV and associated companies	17	29	-121	27	27

Operating income	3,475	11,035	5,077	3,560	2,133

Financial income	-89	-109	188	-238	684
Financial expenses	-377	-619	-809	-290	-740

Income after financial items	3,009	10,307	4,456	3,032	2,077

Taxes	-903	-3,329	-1,338	-909	-623

Net income	2,106	6,978	3,118	2,123	1,454

Net income attributable to:
Stockholders of the Parent Company	1,966	7,056	3,080	2,094	1,319
Non-controlling interests	140	-78	38	29	135

Other information
Average number of shares, basic (million)	3,258	3,254	3,251	3,247	3,244
Earnings per share, basic (SEK) 1)	0.60	2.17	0.95	0.64	0.41
Earnings per share, diluted (SEK) 1)	0.60	2.15	0.94	0.64	0.40

1)	Based on Net income attributable to stockholders of the Parent Company.

20      Ericsson  |  First Quarter Report 2016

CONSOLIDATED STATEMENT

OF CASH FLOWS - ISOLATED QUARTERS

	2016	2015
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Operating activities
Net income	2,106	6,978	3,118	2,123	1,454
Adjustments to reconcile net income to cash
Taxes	-1,208	395	51	-1,360	-1,921
Earnings/dividends in JV and associated companies	-16	-33	136	49	-22
Depreciation, amortization and impairment losses	2,097	2,521	2,425	2,579	2,681
Other	652	1,092	1,052	22	944

	3,631	10,953	6,782	3,413	3,136

Changes in operating net assets
Inventories	-4,212	3,496	-226	383	-4,019
Customer finance, current and non-current	-251	302	375	405	-258
Trade receivables	3,408	2,754	-1,421	3,630	2,037
Trade payables	-617	886	-494	-1,400	-1,668
Provisions and post-employment benefits	-14	-673	-302	1,685	-166
Other operating assets and liabilities, net	-4,317	4,141	-3,154	-5,038	-4,962

	-6,003	10,906	-5,222	-335	-9,036

Cash flow from operating activities	-2,372	21,859	1,560	3,078	-5,900

Investing activities
Investments in property, plant and equipment	-1,474	-1,740	-1,807	-2,424	-2,367
Sales of property, plant and equipment	44	92	59	1,075	75
Acquisitions/divestments of subsidiaries and other operations, net	-108	-945	-1,028	-169	-58
Product development	-1,208	-1,183	-982	-843	-294
Other investing activities	735	-418	37	-280	118
Short-term investments	1,013	-8,613	3,631	9,678	399

Cash flow from investing activities	-998	-12,807	-90	7,037	-2,127

Cash flow before financing activities	-3,370	9,052	1,470	10,115	-8,027

Financing activities
Dividends paid	-33	—	-277	-11,035	-25
Other financing activities	94	-669	-34	431	899

Cash flow from financing activities	61	-669	-311	-10,604	874

Effect of exchange rate changes on cash	-981	-2,109	-171	-1,860	1,476

Net change in cash and cash equivalents	-4,290	6,274	988	-2,349	-5,677

Cash and cash equivalents, beginning of period	40,224	33,950	32,962	35,311	40,988

Cash and cash equivalents, end of period	35,934	40,224	33,950	32,962	35,311

21      Ericsson  |  First Quarter Report 2016

PARENT COMPANY INCOME STATEMENT

	Jan-Mar		Jan-Dec
SEK million	2016	2015	2015

Net sales	—	—	—
Cost of sales	—	—	—

Gross income	—	—	—

Operating expenses	-223	-289	-1,040
Other operating income and expenses	574	693	2,889

Operating income	351	404	1,849

Financial net	11	1,451	14,952

Income after financial items	362	1,855	16,801

Transfers to (-) / from untaxed reserves	—	—	-1,500
Taxes	-45	-119	-208

Net income	317	1,736	15,093

PARENT COMPANY STATEMENT

OF COMPREHENSIVE INCOME

	Jan-Mar		Jan-Dec
SEK million	2016	2015	2015

Net income	317	1,736	15,093

Revaluation of other investments in shares and participations
Fair value remeasurement	5	181	457

Total other comprehensive income, net of tax	5	181	457

Total comprehensive income	322	1,917	15,550

22      Ericsson  |  First Quarter Report 2016

PARENT COMPANY BALANCE SHEET

SEK million	Mar 31 2016	Dec 31 2015

ASSETS
Fixed assets
Intangible assets	742	809
Tangible assets	443	456
Financial assets	99,716	99,914

	100,901	101,179

Current assets
Inventories	—	—
Receivables	25,355	25,692
Short-term investments	23,713	25,506
Cash and cash equivalents	20,931	23,118

	69,999	74,316

Total assets	170,900	175,495

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,018	48,018
Non-restricted equity	42,925	42,578

	90,943	90,596

Provisions	809	807

Non-current liabilities	45,853	46,457

Current liabilities	33,295	37,635

Total stockholders’ equity, provisions and liabilities	170,900	175,495

Assets pledged as collateral	513	526
Contingent liabilities	22,955	22,461

23      Ericsson  |  First Quarter Report 2016

ACCOUNTING POLICIES

THE GROUP

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2015, and should be read in conjunction with that annual report.

There is no significant difference between IFRS effective as per March 31, 2016 and IFRS as endorsed by the EU.

Net Cash

The definition of Net Cash has been adjusted in order to more clearly represent Ericsson’s ability to meet financial obligations. Post-employment benefits will no longer be included in the calculation of Net Cash. Net Cash for prior periods has been recalculated using the new definition. The revised definition is as follows:

Net Cash: Cash and cash equivalents plus short-term investments less interest-bearing liabilities (which include: non-current borrowings and current borrowings).

Accounting for bonds

Due to the conditions in the market for government and mortgage bonds in Sweden, Ericsson now intends to hold bonds purchased in its “Asset management” portfolio until maturity instead of intending to hold them for trading. Bonds purchased in this portfolio after January 1, 2016 will be classified as available-for-sale. There were no purchases made in Q1 2016. The impact of this change on the financial statements will be disclosed in the interim report following the first purchase of bonds.

24      Ericsson  |  First Quarter Report 2016

NET SALES BY SEGMENT BY QUARTER

	2016	2015
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	25,820	37,304	28,817	31,163	26,436
Global Services	23,018	30,670	27,055	26,392	23,901
Of which Professional Services	17,932	23,072	20,545	20,001	18,131
Of which Managed Services	7,352	8,214	7,976	8,150	7,501
Of which Network Rollout	5,086	7,598	6,510	6,391	5,770
Support Solutions	3,371	5,594	3,289	3,092	3,074
Modems	—	—	—	24	109

Total	52,209	73,568	59,161	60,671	53,520

	2016	2015
Sequential change, percent	Q1	Q4	Q3	Q2	Q1

Networks	-31%	29%	-8%	18%	-22%
Global Services	-25%	13%	3%	10%	-20%
Of which Professional Services	-22%	12%	3%	10%	-15%
Of which Managed Services	-10%	3%	-2%	9%	-3%
Of which Network Rollout	-33%	17%	2%	11%	-31%
Support Solutions	-40%	70%	6%	1%	-23%
Modems	—	—	—	—	—

Total	-29%	24%	-2%	13%	-21%

	2016	2015
Year over year change, percent	Q1	Q4	Q3	Q2	Q1

Networks	-2%	9%	-4%	8%	8%
Global Services	-4%	3%	11%	14%	17%
Of which Professional Services	-1%	8%	15%	21%	20%
Of which Managed Services	-2%	6%	11%	26%	30%
Of which Network Rollout	-12%	-9%	-2%	-2%	9%
Support Solutions	10%	40%	8%	9%	11%
Modems	—	—	—	—	—

Total	-2%	8%	3%	11%	13%

	2016	2015
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	25,820	123,720	86,416	57,599	26,436
Global Services	23,018	108,018	77,348	50,293	23,901
Of which Professional Services	17,932	81,749	58,677	38,132	18,131
Of which Managed Services	7,352	31,841	23,627	15,651	7,501
Of which Network Rollout	5,086	26,269	18,671	12,161	5,770
Support Solutions	3,371	15,049	9,455	6,166	3,074
Modems	—	133	133	133	109

Total	52,209	246,920	173,352	114,191	53,520

	2016	2015
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-2%	5%	4%	8%	8%
Global Services	-4%	11%	14%	16%	17%
Of which Professional Services	-1%	15%	19%	21%	20%
Of which Managed Services	-2%	17%	22%	28%	30%
Of which Network Rollout	-12%	-2%	1%	3%	9%
Support Solutions	10%	19%	9%	10%	11%
Modems	—	—	—	—	—

Total	-2%	8%	8%	12%	13%

25      Ericsson  |  First Quarter Report 2016

SALES GROWTH ADJUSTED FOR

COMPARABLE UNITS AND CURRENCY

	2016	2015
Sequential change, percent	Q1	Q4	Q3	Q2	Q1

Networks	-30%	30%	-6%	16%	-28%
Global Services	-23%	17%	2%	10%	-26%
Support Solutions	-39%	70%	7%	-3%	-31%

Total	-28%	26%	-2%	12%	-28%

	2016	2015
Isolated quarter, year over year change, percent	Q1	Q4	Q3	Q2	Q1

Networks	-3%	0%	-15%	-9%	-9%
Global Services	0%	-4%	-2%	-2%	-2%
Support Solutions	5%	22%	-8%	-13%	-11%

Total	-1%	-1%	-9%	-6%	-6%

	2016	2015
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-3%	-8%	-11%	-9%	-9%
Global Services	0%	-2%	-2%	-2%	-2%
Support Solutions	5%	0%	-10%	-12%	-11%

Total	-1%	-5%	-7%	-6%	-6%

26      Ericsson  |  First Quarter Report 2016

OPERATING INCOME

BY SEGMENT BY QUARTER

	2016	2015
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	2,724	7,154	2,764	2,435	590
Global Services	644	2,530	2,364	1,640	1,681
Of which Professional Services	1,293	2,712	2,386	2,403	2,109
Of which Network Rollout	-649	-182	-22	-763	-428
Support Solutions	238	1,668	-6	-240	82
Modems	—	1	-1	7	0
Unallocated 1)	-131	-318	-44	-282	-220

Total	3,475	11,035	5,077	3,560	2,133

	2016	2015
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	2,724	12,943	5,789	3,025	590
Global Services	644	8,215	5,685	3,321	1,681
Of which Professional Services	1,293	9,610	6,898	4,512	2,109
Of which Network Rollout	-649	-1,395	-1,213	-1,191	-428
Support Solutions	238	1,504	-164	-158	82
Modems	—	7	6	7	0
Unallocated 1)	-131	-864	-546	-502	-220

Total	3,475	21,805	10,770	5,693	2,133

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses.

OPERATING MARGIN

BY SEGMENT BY QUARTER

As percentage of net sales, isolated quarters	2016	2015
	Q1	Q4	Q3	Q2	Q1

Networks	11%	19%	10%	8%	2%
Global Services	3%	8%	9%	6%	7%
Of which Professional Services	7%	12%	12%	12%	12%
Of which Network Rollout	-13%	-2%	0%	-12%	-7%
Support Solutions	7%	30%	0%	-8%	3%
Modems	—	—	—	—	—

Total	7%	15%	9%	6%	4%

As percentage of net sales, year to date	2016	2015
	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	11%	10%	7%	5%	2%
Global Services	3%	8%	7%	7%	7%
Of which Professional Services	7%	12%	12%	12%	12%
Of which Network Rollout	-13%	-5%	-6%	-10%	-7%
Support Solutions	7%	10%	-2%	-3%	3%
Modems	—	—	—	—	—

Total	7%	9%	6%	5%	4%

27      Ericsson  |  First Quarter Report 2016

EBITA

BY SEGMENT BY QUARTER

	2016	2015
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	2,956	7,668	3,233	3,014	1,218
Global Services	837	2,770	2,604	1,918	1,952
Of which Professional Services	1,459	2,915	2,605	2,635	2,344
Of which Network Rollout	-622	-145	-1	-717	-392
Support Solutions	496	1,892	226	-4	308
Modems	—	1	-1	7	0
Unallocated 1)	-130	-317	-44	-281	-220

Total	4,159	12,014	6,018	4,654	3,258

	2016	2015
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	2,956	15,133	7,465	4,232	1,218
Global Services	837	9,244	6,474	3,870	1,952
Of which Professional Services	1,459	10,499	7,584	4,979	2,344
Of which Network Rollout	-622	-1,255	-1,110	-1,109	-392
Support Solutions	496	2,422	530	304	308
Modems	—	7	6	7	0
Unallocated 1)	-130	-862	-545	-501	-220

Total	4,159	25,944	13,930	7,912	3,258

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses.

EBITA MARGIN

BY SEGMENT BY QUARTER

As percentage of net sales, isolated quarters	2016	2015
	Q1	Q4	Q3	Q2	Q1

Networks	11%	21%	11%	10%	5%
Global Services	4%	9%	10%	7%	8%
Of which Professional Services	8%	13%	13%	13%	13%
Of which Network Rollout	-12%	-2%	0%	-11%	-7%
Support Solutions	15%	34%	7%	0%	10%
Modems	—	—	—	—	—

Total	8%	16%	10%	8%	6%

As percentage of net sales, year to date	2016	2015
	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	11%	12%	9%	7%	5%
Global Services	4%	9%	8%	8%	8%
Of which Professional Services	8%	13%	13%	13%	13%
Of which Network Rollout	-12%	-5%	-6%	-9%	-7%
Support Solutions	15%	16%	6%	5%	10%
Modems	—	—	—	—	—

Total	8%	11%	8%	7%	6%

28      Ericsson  |  First Quarter Report 2016

NET SALES

BY REGION BY QUARTER

	2016	2015
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

North America	13,182	17,082	14,355	14,578	12,246
Latin America	4,040	6,106	5,610	5,067	4,574
Northern Europe & Central Asia 1) 2)	2,222	2,847	2,520	2,556	2,726
Western & Central Europe 2)	3,953	5,320	4,540	5,131	4,741
Mediterranean 2)	4,296	6,971	5,470	5,887	4,982
Middle East	3,567	6,089	5,728	6,515	4,517
Sub Saharan Africa	2,120	2,847	2,691	2,653	2,158
India	2,683	3,172	3,629	3,049	3,531
North East Asia	5,579	8,916	6,348	6,943	6,030
South East Asia & Oceania	5,199	5,329	4,750	4,897	4,259
Other 1) 2)	5,368	8,889	3,520	3,395	3,756

Total	52,209	73,568	59,161	60,671	53,520

1) Of which in Sweden	1,113	972	1,135	598	1,091
2) Of which in EU	9,229	12,644	10,584	11,453	10,904

	2016	2015
Sequential change, percent	Q1	Q4	Q3	Q2	Q1

North America	-23%	19%	-2%	19%	-6%
Latin America	-34%	9%	11%	11%	-30%
Northern Europe & Central Asia 1) 2)	-22%	13%	-1%	-6%	-33%
Western & Central Europe 2)	-26%	17%	-12%	8%	-22%
Mediterranean 2)	-38%	27%	-7%	18%	-34%
Middle East	-41%	6%	-12%	44%	-34%
Sub Saharan Africa	-26%	6%	1%	23%	-17%
India	-15%	-13%	19%	-14%	49%
North East Asia	-37%	40%	-9%	15%	-35%
South East Asia & Oceania	-2%	12%	-3%	15%	-14%
Other 1) 2)	-40%	153%	4%	-10%	-19%

Total	-29%	24%	-2%	13%	-21%

1) Of which in Sweden	15%	-14%	90%	-45%	4%
2) Of which in EU	-27%	19%	-8%	5%	-24%

	2016	2015
Year-over-year change, percent	Q1	Q4	Q3	Q2	Q1

North America	8%	31%	2%	-4%	0%
Latin America	-12%	-7%	-5%	-6%	-3%
Northern Europe & Central Asia 1) 2)	-18%	-30%	-20%	-6%	12%
Western & Central Europe 2)	-17%	-13%	-2%	12%	8%
Mediterranean 2)	-14%	-7%	5%	7%	4%
Middle East	-21%	-11%	-5%	44%	17%
Sub Saharan Africa	-2%	9%	10%	41%	19%
India	-24%	34%	81%	85%	108%
North East Asia	-7%	-3%	-10%	8%	23%
South East Asia & Oceania	22%	8%	25%	34%	24%
Other 1) 2)	43%	91%	4%	1%	15%

Total	-2%	8%	3%	11%	13%

1) Of which in Sweden	2%	-7%	4%	-41%	9%
2) Of which in EU	-15%	-12%	-1%	11%	12%

29      Ericsson  |  First Quarter Report 2016

NET SALES

BY REGION BY QUARTER, CONT.

	2016	2015
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

North America	13,182	58,261	41,179	26,824	12,246
Latin America	4,040	21,357	15,251	9,641	4,574
Northern Europe & Central Asia 1) 2)	2,222	10,649	7,802	5,282	2,726
Western & Central Europe 2)	3,953	19,732	14,412	9,872	4,741
Mediterranean 2)	4,296	23,310	16,339	10,869	4,982
Middle East	3,567	22,849	16,760	11,032	4,517
Sub Saharan Africa	2,120	10,349	7,502	4,811	2,158
India	2,683	13,381	10,209	6,580	3,531
North East Asia	5,579	28,237	19,321	12,973	6,030
South East Asia & Oceania	5,199	19,235	13,906	9,156	4,259
Other 1) 2)	5,368	19,560	10,671	7,151	3,756

Total	52,209	246,920	173,352	114,191	53,520

1) Of which in Sweden	1,113	3,796	2,824	1,689	1,091
2) Of which in EU	9,229	45,585	32,941	22,357	10,904

Year to date, year-over-year change, percent	2016	2015
	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

North America	8%	7%	-1%	-2%	0%
Latin America	-12%	-5%	-5%	-5%	-3%
Northern Europe & Central Asia 1) 2)	-18%	-14%	-6%	3%	12%
Western & Central Europe 2)	-17%	0%	6%	10%	8%
Mediterranean 2)	-14%	1%	5%	6%	4%
Middle East	-21%	7%	16%	32%	17%
Sub Saharan Africa	-2%	18%	22%	30%	19%
India	-24%	74%	91%	97%	108%
North East Asia	-7%	2%	5%	15%	23%
South East Asia & Oceania	22%	21%	28%	29%	24%
Other 1) 2)	43%	33%	7%	8%	15%

Total	-2%	8%	8%	12%	13%

1) Of which in Sweden	2%	-8%	-9%	-16%	9%
2) Of which in EU	-15%	1%	7%	12%	12%

TOP 5 COUNTRIES IN SALES

	Q1		Jan-Dec
Country	2016	2015	2015

United States	27%	23%	26%
China	9%	8%	8%
India	5%	7%	5%
Japan	4%	3%	3%
Italy	3%	3%	3%

30      Ericsson  |  First Quarter Report 2016

NET SALES

BY REGION BY SEGMENT

	Q1 2016
SEK million	Networks	Global Services	Support Solutions	Total

North America	6,341	6,078	763	13,182
Latin America	2,023	1,815	202	4,040
Northern Europe & Central Asia	1,342	807	73	2,222
Western & Central Europe	1,295	2,522	136	3,953
Mediterranean	1,459	2,690	147	4,296
Middle East	1,407	1,896	264	3,567
Sub Saharan Africa	869	1,087	164	2,120
India	1,279	1,228	176	2,683
North East Asia	3,544	1,917	118	5,579
South East Asia & Oceania	3,185	1,928	86	5,199
Other	3,076	1,050	1,242	5,368

Total	25,820	23,018	3,371	52,209

Share of Total	50%	44%	6%	100%

	Q1 2016
Sequential change, percent	Networks	Global Services	Support Solutions	Total

North America	-20%	-20%	-50%	-23%
Latin America	-29%	-39%	-23%	-34%
Northern Europe & Central Asia	-6%	-39%	-25%	-22%
Western & Central Europe	-30%	-22%	-45%	-26%
Mediterranean	-45%	-33%	-42%	-38%
Middle East	-49%	-37%	-21%	-41%
Sub Saharan Africa	-45%	-4%	23%	-26%
India	-26%	-7%	31%	-15%
North East Asia	-39%	-33%	-50%	-37%
South East Asia & Oceania	21%	-21%	-67%	-2%
Other	-49%	43%	-41%	-40%

Total	-31%	-25%	-40%	-29%

	Q1 2016
Year over year change, percent	Networks	Global Services	Support Solutions	Total

North America	23%	-4%	-4%	8%
Latin America	-6%	-18%	-7%	-12%
Northern Europe & Central Asia	-26%	-4%	-1%	-18%
Western & Central Europe	-21%	-14%	-19%	-17%
Mediterranean	-24%	-8%	0%	-14%
Middle East	-41%	-2%	44%	-21%
Sub Saharan Africa	15%	-7%	-31%	-2%
India	-39%	11%	-46%	-24%
North East Asia	-11%	-5%	97%	-7%
South East Asia & Oceania	32%	9%	8%	22%
Other	44%	47%	57%	43%

Total	-2%	-4%	10%	-2%

31      Ericsson  |  First Quarter Report 2016

PROVISIONS

	2016	2015
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Opening balance	3,838	4,331	5,354	4,056	4,427
Additions	492	589	695	2,777	915
Utilization/Cash out	-667	-1,096	-1,545	-1,217	-1,204
Of which restructuring	-487	-754	-1,103	-472	-437
Reversal of excess amounts	-67	87	-168	-161	-236
Reclassification, translation difference and other	-64	-73	-5	-101	154

Closing balance	3,532	3,838	4,331	5,354	4,056

	2016	2015
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Opening balance	3,838	4,427	4,427	4,427	4,427
Additions	492	4,976	4,387	3,692	915
Utilization/Cash out	-667	-5,062	-3,966	-2,421	-1,204
Of which restructuring	-487	-2,766	-2,012	-909	-437
Reversal of excess amounts	-67	-478	-565	-397	-236
Reclassification, translation difference and other	-64	-25	48	53	154

Closing balance	3,532	3,838	4,331	5,354	4,056

INFORMATION ON INVESTMENTS

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2016	2015
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Additions
Property, plant and equipment	1 474	1,739	1,807	2,424	2,367
Capitalized development expenses 1)	1 208	1,183	982	843	294
IPR, brands and other intangible assets	5	23	10	26	11

Total	2 687	2,945	2,799	3,293	2,672

Depreciation, amortization and impairment losses
Property, plant and equipment	1 062	1,194	1,129	1,152	1,214
Capitalized development expenses	351	349	354	333	342
IPR, brands and other intangible assets, etc.	684	978	942	1,094	1,125

Total	2 097	2,521	2,425	2,579	2,681

1)	Including reclassification

32      Ericsson  |  First Quarter Report 2016

RECONCILIATION TABLES, NON-IFRS

MEASURES

CASH CONVERSION

	2016	2015
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Net income	2,106	6,978	3,118	2,123	1,454
Net income reconciled to cash	3,631	10,953	6,782	3,413	3,136
Cash flow from operating activities	-2,372	21,859	1,560	3,078	-5,900
Cash conversion	-65.3%	199.6%	23.0%	90.2%	-188.1%

NET CASH - END OF PERIOD

SEK million	Mar 31 2016	Dec 31 2015

Cash and cash equivalents	35,934	40,224
+ Short term investments	25,077	26,046
- Borrowings, non-current	22,110	22,744
- Borrowings, current	2,414	2,376
Net cash, end of period	36,487	41,150

33      Ericsson  |  First Quarter Report 2016

OTHER INFORMATION

	Jan-Mar		Jan-Dec
SEK million	2016	2015	2015

Number of shares and earnings per share
Number of shares, end of period (million)	3,305	3,305	3,305
Of which class A-shares (million)	262	262	262
Of which class B-shares (million)	3,043	3,043	3,043
Number of treasury shares, end of period (million)	46	60	49
Number of shares outstanding, basic, end of period (million)	3,259	3,245	3,256
Numbers of shares outstanding, diluted, end of period (million)	3,293	3,277	3,289
Average number of treasury shares (million)	47	61	56
Average number of shares outstanding, basic (million)	3,258	3,244	3,249
Average number of shares outstanding, diluted (million) 1)	3,292	3,276	3,282
Earnings per share, basic (SEK)	0.60	0.41	4.17
Earnings per share, diluted (SEK) 1)	0.60	0.40	4.13
Earnings per share (Non-IFRS), diluted (SEK) 2)	0.74	0.64	4.99
Earnings per share (Non-IFRS, excluding restructuring), diluted (SEK) 2)	0.87	0.77	6.06

Ratios
Days sales outstanding	108	125	87
Inventory turnover days	80	82	64
Payable days	58	64	53
Equity ratio (%)	52.0%	49.2%	51.8%
Return on equity (%)	5.4%	3.6%	9.3%
Return on capital employed (%)	6.9%	5.8%	11.6%
Capital turnover (times)	1.1	1.1	1.3
Cash conversion %	-65.3%	-188.1%	84.8%

Exchange rates used in the consolidation 3)
SEK/EUR- closing rate	9.23	9.29	9.17
SEK/USD- closing rate	8.11	8.64	8.40

Other
Regional inventory, end of period	18,089	20,000	15,453
Export sales from Sweden	23,254	26,151	117,486

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Excluding amortizations and write-downs of acquired intangibles.
3)	Translation method changed from 2015. Monthly rates used to translate transactions are available on www.ericsson.com/thecompany/investors

NUMBER OF EMPLOYEES

	2016	2015
End of period	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

North America	14 081	14,548	14,669	14,975	15,156
Latin America	9 836	10,412	10,754	10,823	10,970
Northern Europe & Central Asia 1)	20 167	20,700	20,953	21,441	21,556
Western & Central Europe	12 100	12,220	12,042	12,400	12,575
Mediterranean	12 906	12,702	12,748	12,925	13,363
Middle East	3 608	3,639	3,634	3,717	3,813
Sub Saharan Africa	2 377	2,301	2,306	2,389	2,442
India	22 424	21,999	21,343	21,353	21,215
North East Asia	13 623	13,706	13,782	13,104	13,488
South East Asia & Oceania	4 178	4,054	4,009	4,056	4,128

Total	115 300	116,281	116,240	117,183	118,706

1) Of which in Sweden	16 290	17,041	17,242	17,560	17,569

34      Ericsson  |  First Quarter Report 2016

RESTRUCTURING CHARGES BY FUNCTION

	2016	2015
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Cost of sales	-328	-282	-351	-1,157	-484
Research and development expenses	-257	-305	-547	-1,118	-51
Selling and administrative expenses	-47	-117	-80	-469	-79

Total	-632	-704	-978	-2,744	-614

	2016	2015
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cost of sales	-328	-2,274	-1,992	-1,641	-484
Research and development expenses	-257	-2,021	-1,716	-1,169	-51
Selling and administrative expenses	-47	-745	-628	-548	-79

Total	-632	-5,040	-4,336	-3,358	-614

RESTRUCTURING CHARGES BY SEGMENT

	2016	2015
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	-295	-259	-565	-1,842	-173
Global Services	-315	-213	-358	-691	-419
Of which Professional Services	-237	-60	-316	-175	-140
Of which Network Rollout	-78	-153	-42	-516	-279
Support Solutions	-22	-230	-37	-194	-19
Modems	—	1	-1	-12	-3
Unallocated	—	-3	-17	-5	—

Total	-632	-704	-978	-2,744	-614

	2016	2015
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-295	-2,839	-2,580	-2,015	-173
Global Services	-315	-1,681	-1,468	-1,110	-419
Of which Professional Services	-237	-691	-631	-315	-140
Of which Network Rollout	-78	-990	-837	-795	-279
Support Solutions	-22	-480	-250	-213	-19
Modems	—	-15	-16	-15	-3
Unallocated	—	-25	-22	-5	—

Total	-632	-5,040	-4,336	-3,358	-614

35      Ericsson  |  First Quarter Report 2016